EXHIBIT 12


                                        PEPSICO, INC. AND SUBSIDIARIES

                               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     Years Ended December 25, 1999,  December 26, 1998, December 27, 1997,
                                    December 28, 1996 and December 30, 1995
                                      (in millions except ratio amounts)




                                              1999        1998        1997       1996        1995
                                          --------     -------     -------    -------     -------

Earnings:

Income from continuing operations
  before income taxes and cumulative
   effect of accounting changes.......      $3,656      $2,263      $2,309     $1,566      $2,091

Unconsolidated affiliates interests,
 net...................................        (68)         32          17        273          26

Amortization of capitalized interest..           7           5           6          4           6

Interest expense .....................         363         395         478        565         629

Interest portion of net rent expense
(a)...................................          50          46          43         48          41
                                           -------     -------     -------    -------     -------

Earnings available for fixed charges..      $4,008      $2,741      $2,853     $2,456      $2,793
                                           =======     =======     =======    =======     =======


Fixed Charges:

Interest expense......................      $  363      $  395      $  478     $  565      $  629

Capitalized interest..................           7          10          18          8          10

Interest portion of net rent expense
(a)...................................          50          46          43         48          41
                                           -------     -------     -------    -------     -------

     Total fixed charges..............      $  420      $  451      $  539     $  621      $  680
                                           =======     =======     =======    =======     =======

Ratio of Earnings to Fixed Charges(b).        9.54        6.08        5.29       3.95        4.11
                                           =======     =======     =======    =======     =======


(a) One-third of net rent expense is the portion deemed representative of the interest factor.
(b) Includes the impact of the 1999 gain on the bottling transactions of $1 billion (see Note 2) and asset impairment and restructuring charges of
    $65  million  in 1999,  $288 million  in 1998,  $290  million in 1997,  $576 million in 1996 and $66 million in 1995 (see Note 4). Excluding the gain in 1999 and the charges for all years, the ratio of earnings to fixed charges would have been 7.32 in 1999, 6.72 in 1998, 5.83 in 1997, 4.88 in 1996 and
    4.20 in 1995.